AMENDED AND RESTATED
EXPENSE LIMITATION AGREEMENT
USQ CORE REAL ESTATE FUND

THIS AGREEMENT is made and entered into as of the 30th day of May, 2019 by and between USQ CORE REAL ESTATE FUND (the “Trust”), a Delaware statutory trust, and UNION SQUARE CAPITAL PARTNERS, LLC (the “Adviser”), a Delaware limited liability company.

RECITALS

WHEREAS, the Trust is registered with the Securities and Exchange Commission (the “SEC”) as a non-diversified, closed-end management investment company under the Investment Company Act of 1940, as amended (the “1940 Act”), that operates as an interval fund pursuant to Rule 23c-3 under the 1940 Act;

WHEREAS, the Adviser is registered with the SEC as an investment adviser under the Investment Advisers Act of 1940;

WHEREAS, the Adviser entered into an Investment Advisory Agreement with the Trust, dated September 18, 2017 (the “Advisory Agreement”), pursuant to which the Adviser has agreed to provide, or arrange for the provision of, investment advisory and management services to the Trust, and for which it will be compensated based on the average daily net assets of the Trust, as set forth in the Advisory Agreement; and

WHEREAS, the Trust and the Adviser have determined that it is appropriate and in the best interests of the Trust and its shareholders to limit the total expenses of the Trust to the amount provided for each class of the Trust on Schedule A hereto, as may be amended from time to time;

NOW, THEREFORE, in consideration of the mutual covenants contained in this Agreement, the parties agree as follows:

1.
Expense Waiver and Expense Assumption by the Adviser.  The Adviser hereby agrees to waive all or a portion of its Advisory fees and, if necessary, to assume certain other expenses (to the extent permitted by the Internal Revenue Code of 1986, as amended) of the Trust, to the extent necessary to ensure that Total Annual Fund Operating Expenses for each class of the Trust (excluding taxes, interest, trading costs, acquired fund fees and expenses, distribution fees, and shareholder servicing expenses) do not exceed a specified percentage of the average daily net assets of such class, as indicated on Schedule A to this Agreement.

2.
Duty of Fund to Reimburse.  Subject to approval by the Board of Trustees, the Trust agrees to reimburse the Adviser any waived fees or expenses assumed for the Trust in later periods; provided, however, that the repayment shall be payable only to the extent that it (1) can be made during the three years after the end of the fiscal year in which the Adviser waived fees or assumed expenses for the Trust under this Agreement, and (2) can be repaid without causing the Total Annual Fund Operating Expenses (excluding taxes, interest, trading costs, acquired fund fees and expenses, distribution fees, and shareholder servicing expenses) of either class of the Trust to exceed any applicable expense limitation that was in place for such class at the time of the waiver/assumption of expenses.  The Trust agrees to furnish or otherwise make available to the Adviser such copies of its financial statements, reports, and other information relating to its business and affairs as the Adviser may, at any time or from time to time, reasonably request in connection with this Agreement.

3.	Assignment. No assignment of this Agreement shall be made by the Adviser without the prior consent of the Trust.

4.
Duration and Termination.  This Agreement shall be effective on the date set forth in Exhibit A and shall continue in effect until terminated by mutual agreement between the Trust and the Adviser.  This Agreement shall automatically terminate upon the termination of the Advisory Agreement between the Adviser and the Trust.

IN WITNESS WHEREOF, the parties hereto have executed this Agreement on the day and year first written above.

ADVISER:
UNION SQUARE CAPITAL PARTNERS, LLC

By:
Name:	S. Timothy Grugeon
Title:	Chief Executive Officer

TRUST:
USQ CORE REAL ESTATE FUND

By:
Name:	S. Timothy Grugeon
Title:	Trustee, President and Chief Executive Officer

SCHEDULE A

Class of the Fund	Expense Limit*	Effective Date
Class I	0.85%	May 30, 2019
Class IS	0.85%	May 30, 2019

* As an annual percentage of the Fund’s average daily net assets.